UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of April 2021
Commission File Number: 001-38281

ERYTECH Pharma S.A.
(Translation of registrant’s name into English)

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60 Avenue Rockefeller
69008 Lyon France
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F            ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Press Release
On April 20, 2021, ERYTECH Pharma S.A. issued a press release to announce the initiation of the process of seeking marketing approval from the U.S. Food and Drug Administration (US FDA) for its lead product candidate eryaspase in patients with acute lymphoblastic leukemia (ALL) who developed hypersensitivity reactions to PEGasparaginase based on the positive results of the NOPHO-sponsored Phase 2 clinical trial. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

EXHIBITS

Exhibit	Description

99.1	Press Release dated April 20, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date:	April 21, 2021	By:	/s/ Eric Soyer
Name Eric Soyer
Title: Chief Financial Officer and Chief Operating Officer